EXHIBIT 99.1

CRYPTOLOGIC LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2012

AND

MANAGEMENT INFORMATION CIRCULAR

MAY 28, 2012

CRYPTOLOGIC LIMITED

(a company incorporated in Guernsey with registered number 46770)

Marine House
Clanwilliam Place, Dublin 2, Ireland

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of CryptoLogic Limited (“CryptoLogic” or the “Company”) will be held at the offices of the company, Marine House, Clanwilliam Place, Dublin 2, Ireland on June 26, 2012 at 2:00 p.m. (Dublin time) (the “Meeting”) for the following purposes:

1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2011, together with the auditor’s report thereon.

2.
To elect the directors of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until they resign, retire or are removed from office (each such election being decided by a separate vote).

3.
To appoint the auditors of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and to authorize the directors to fix their remuneration.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company has fixed May 28, 2012 as the record date for the determination of the persons entitled to receive this Notice and to attend and vote at the Meeting.  Accompanying this Notice are the: (i) Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; and (ii) form of Proxy.

If you are a registered shareholder and are unable to attend the Meeting, please complete, sign, date and return the enclosed form of Proxy.  A Proxy will not be valid unless it is deposited at the office of Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax at (416) 595-9593, prior to 4:30 p.m. (Toronto time) on June 22, 2012, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting.  Failure to properly complete or deposit the form of Proxy may result in its invalidation.  The time limit for proxies may be waived by the Chairman of the meeting in his sole discretion without notice.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such intermediary.  If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

Holders on the UK register CREST who wish to appoint and/or give instructions to a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (the CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s (Euroclear) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant RA10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should he communicated to the appointee through other means.

DATED at Dublin, Ireland, as of the 28th day of May, 2012.

By the order of the Board of Directors

(Signed)

David Baazov
Chairman and Chief Executive Officer

TABLE OF CONTENTS

SOLICITATION OF PROXIES 1

GENERAL PROXY INFORMATION 1

- Voting of Proxies 1
- Appointment of Proxies 2
- Revocation of Proxies 2
- Voting Procedures for Non-Registered Shareholders 2
- Voting Securities and Principal Holders of Voting Securities 3

BUSINESS TO BE CONDUCTED AT THE MEETING 3

- Audited Financial Statements 3
- Election of Directors 4
- Appointment of Auditors 5

EXECUTIVE COMPENSATION 6

- Compensation Discussion and Analysis 6
- Summary Compensation Table 11
- Incentive Plan Awards 12

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS 15

- Stock Option Plan 15

AUDIT COMMITTEE 16

- Composition of the Audit Committee 16
- Relevant Education and Experience 16
- Reliance on Certain Exemptions 16
- Audit Committee Oversight 17
- Pre-Approval Policies and Procedures for Non-Audit Services 17
- External Auditor Service Fees 17

MANAGEMENT CONTRACTS 17

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS 17

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS 18

CORPORATE GOVERNANCE 18

- Board of Directors 18
- Board Mandate 19
- Position Descriptions 20
- Orientation and Continuing Education 21
- Ethical Business Conduct 21
- Nomination of Directors 22
- Compensation 22
- Other Board Committees 22
- Assessments 22

ADDITIONAL INFORMATION 22

AUDITORS, REGISTRARS AND TRANSFER AGENTS 23

DIRECTORS' APPROVAL 23

APPENDIX

APPENDIX “A” – AUDIT COMMITTEE TERMS OF REFERENCE

CRYPTOLOGIC LIMITED

MANAGEMENT INFORMATION CIRCULAR

MAY 28, 2012

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management of CryptoLogic Limited (“CryptoLogic” or the “Company”) for use at the annual general meeting of shareholders of the Company to be held on June 26, 2012, and at any and all adjournments or postponements thereof (the “Meeting”) for the purposes set forth in the attached Notice of Annual General Meeting of Shareholders (the “Notice of Meeting”).  The solicitation is made by or on behalf of the management of the Company (“Management”).  The solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Company.  The cost of solicitation will be borne by the Company.  The information contained in this Management Information Circular is given as of May 28, 2012, unless otherwise indicated.

GENERAL PROXY INFORMATION

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted for or against (including the voting on any ballot) or will be withheld from voting in accordance with the instructions specified in the enclosed form of Proxy.  In the absence of any such specification such shares will be voted as follows:

1.
FOR the election of Thomas Byrne as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

2.
FOR the election of David Gavagan as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

3.
FOR the election of Divyesh Gadhia as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

4.
FOR the election of David Baazov as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

5.
FOR the appointment of Grant Thornton Ireland as auditors of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and authorizing the directors to fix the remuneration of the auditors.

The enclosed form of Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  If other matters should properly come before the Meeting, the form of Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the form of Proxy.

To pass each of the resolutions described in paragraphs 2 to 6 above, a simple majority of votes cast at the Meeting are required to be cast in favour of the relevant resolution. To pass the resolution described in paragraph 1 above, at least 75% of the votes cast at the Meeting are required to be cast in favour of the resolution.  A quorum for the Meeting consists of two shareholders holding not less than 25% of the outstanding ordinary shares of the

Company (the “Shares”) between them, either in person or by proxy.  All proxies submitted, regardless of how voted, will be included for purposes of determining whether a quorum is present for the Meeting.

Appointment of Proxies

The persons named in the enclosed form of Proxy are directors and officers of the Company.  A shareholder has the right to appoint a person, who need not be a shareholder, other than the persons designated in the enclosed form of Proxy, to attend and act on behalf of the shareholder at the Meeting.  Such right may be exercised by inserting such other person’s name in the blank space provided on the enclosed form of Proxy and striking out the names of the Management designees or by completing another proper form of Proxy.

To be valid, the enclosed form of Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney.  The enclosed form of Proxy, to be acted upon, must be deposited at the office of Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax at (416) 595-9593, by 4:30 p.m. (Toronto time) on June 22, 2012 or, in the case of any adjournment or postponement of the Meeting, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened Meeting.  Failure to properly complete or deposit the form of Proxy may result in its invalidation.  The time limit for proxies may be waived by the Chairman of the meeting in his sole discretion without notice.

Revocation of Proxies

A shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid containing a statement that any previous proxy is revoked; (b) by attending the Meeting in person and voting; or (c) by depositing an instrument in writing executed by him or by his attorney authorized in writing containing a statement that any previous proxy is revoked: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of such meeting on the day of such meeting or any adjournment thereof.

Voting Procedures for Non-Registered Shareholders

Only registered holders of Shares, or the persons they appoint as their proxies, are entitled to vote at the Meeting. Many shareholders are “non-registered” shareholders because the Shares that they own are not registered in their names but are instead registered in the name of the brokerage, firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depositary (such as The Depositary Trust Company in the United States, or CDS Clearing and Depositary Services Inc. in Canada) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the form of Proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of Proxy.  The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

1.
Voting Instruction Form.  In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form, which, when properly completed and returned to the Intermediary or its service provider, will constitute voting instructions that the Intermediary must follow.  Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person.

2.
Form of Proxy.  Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of Proxy that has already been signed by the Intermediary which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise incomplete.  If the Non-Registered Holder does not wish to attend and vote at the Meeting in person, the Non-Registered Holder should complete the form of Proxy and deposit it to the offices of Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada, M5H 4H1 or by fax at (416) 595-9593, as described above.  If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the form of Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should carefully follow the instructions of their Intermediary including those regarding when and where the voting instruction form or form of Proxy is to be deposited.

Voting Securities and Principal Holders of Voting Securities

The Board of Directors has fixed May 28, 2012 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.   Only holders of record of a Share at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deposit the enclosed form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

The authorized capital of the Company consists of an unlimited number of Shares.  As of May 28, 2012, there are 13,826,551 Shares issued and outstanding.

Each holder of record of a Share at the close of business on the Record Date will be entitled to one vote for each Share held, as applicable, on all matters proposed to come or that come before the Meeting.  If a holder of record of Shares has transferred any Shares after the Record Date, the transferee of such shares must establish ownership thereof and make a written demand, not later than ten days before the date of the Meeting, to be included in the list of holders of Shares entitled to vote at the Meeting, in order to be entitled to vote such shares.  This Management Information Circular is being mailed to holders of Shares.

As of the date hereof, to the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares, except as follows.

Name	Number Of Shares Beneficially Owned Or Over Which Control Or Direction Is Exercised	Percentage Of Issued And Outstanding Shares
Amaya Gaming Group Inc.	12,306,288 Shares	89%

BUSINESS TO BE CONDUCTED AT THE MEETING

Audited Financial Statements

The audited financial statements of the Company for the year ended December 31, 2011, and the Auditors’ Report thereon will be placed before the shareholders at the Meeting for their consideration.

Election of Directors

The following table sets out the names of Management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction.  The information in the table concerning each nominee director is based on information received by the Company from the nominee director.

The persons named in the enclosed form of Proxy intend to vote FOR the election of these proposed nominees, to hold office until the close of the next annual meeting of shareholders of the Company or until their successors shall be elected or appointed.

Name And Residence (Director Since)	Principal Occupation	Number Of Shares Beneficially Owned Or Over Which Control Or Direction Is Exercised
Thomas Byrne (1)(2)(3)(4) Dublin, Ireland (April 13, 2007)
Mr. Byrne is a Chartered Accountant and a Chartered Director.  He was a partner in a global accounting firm before joining Ireland’s largest brokerage firm where he was head of Corporate Finance.  He set up his own corporate advisory company in 2001.  He served as Chairman of the Audit Committee of EcoSecurities Group Plc until it was privatized in late 2009.  In addition to serving on the boards of SWIP 11 PLC, the Irish Takeover Panel, and the Institute of Directors in Ireland, he is also a non-executive director of a number of Irish private companies.
Nil Shares
David Gavagan (4) Dublin, Ireland (June 17, 2008)
Mr. Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006.  Hibernia Capital Partners was a private equity fund manager.  At present, Mr. Gavagan is a self-employed Chartered Accountant and serves as a non-executive director on a number of private companies and as a member of investment committees of private equity and venture capital funds.  Mr. Gavagan was appointed Chairman of the Board at the annual shareholder’s meeting on June 3, 2009, and served as Interim CEO from August 12, 2010, until April 2, 2012. On April 2, 2012, he resigned as Interim CEO and Chairman of the Board.
Nil Shares
Divyesh Gadhia (1)(2)(3)(4) Burnaby, British Columbia, Canada (April 2, 2012)
Mr. Gadhia is the former CEO and Executive Vice Chairman of Gateway Casinos & Entertainment Limited (“Gateway Casinos”), responsible for strategic initiatives, regulatory matters and government relations of Gateway Casinos. Mr. Gadhia was with Gateway Casinos since its inception in 1992 until 2010. He has served as a director of a number of other private and public companies including Amaya Gaming Group Inc., as well as charities. Mr. Gadhia has been awarded the Canadian Gaming News’ Outstanding Achievement Award and the Business in Vancouver’s Top 40 Under 40 Award. He was a director of the Canadian Gaming Association. Mr. Gadhia is the current Chairman of Spud.ca and the President of Atiga Investments Inc.
Nil Shares

Name And Residence (Director Since)	Principal Occupation	Number Of Shares Beneficially Owned Or Over Which Control Or Direction Is Exercised
David Baazov Montreal, Quebec, Canada (April 2, 2012)
Mr. Baazov is a director and has been President and Chief Executive Officer of Amaya Gaming Group Inc. since 2006 and is responsible for devising and implementing the general business strategies of the Corporation. Mr. Baazov began his career during the height of the “dotcom” era starting a business marketing and selling consumer electronics and personal computers as Vice President of Sales of Vortek Systems Inc., a supplier and distributor of computer hardware and accessories from 2000 to 2006. During this time, Mr. Baazov acquired extensive experience in sales and marketing in the consumer electronics industry, particularly computer hardware. Additionally, he established a vast network of key suppliers which he is able to leverage to this day. Mr. Baazov saw tremendous potential in the gaming industry, particularly when it came to technology, envisioning it as the future of the gaming industry. Mr. Baazov was appointed CEO of the Company on April 2, 2012.
Nil Shares
(1)           Member of Audit Committee.
(2)           Member of Remuneration Committee.
(3)           Member of Nominating Committee.
(4)           Member of Corporate Governance and Compliance Committee.

Additional Disclosure Relating to Directors

Except as disclosed below, to the knowledge of Management of the Company, none of the individuals named above is at the date hereof or has been within the past ten years: (i)  a director, chief executive officer or chief financial officer of any company that, while such individual was acting in such capacity, was subject to an order within the meaning of Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations; (ii) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Byrne represented EVP Early Stage Fund on the board of directors of ORBO Technologies Ltd, which went into liquidation in March 2006.  The main creditor of ORBO Technologies Ltd. was EVP Early Stage Fund.

Mr. Gavagan was a non-executive director of two companies which had received investments from Hibernia Capital Partners and that subsequently went into receivership and liquidation.  The two companies were Eurocare Environmental Services Ltd. (a U.K. registered company) and Key Tech Group Limited (an Irish registered company).

Appointment of Auditors

It is proposed that Grant Thornton Ireland be appointed as the Company’s auditors, to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and that the directors be authorized to fix the auditor’s remuneration.  Grant Thornton Ireland has served as auditor of the Company since October 17, 2008.

The persons named in the enclosed form of Proxy intend to vote FOR the appointment of Grant Thornton Ireland as auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at remuneration to be fixed by the directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Mr. Byrne and Mr. Gadhia are the members of the Remuneration Committee and are both independent.  The members of the Remuneration Committee are experienced in leadership and in dealing with compensation matters by virtue of having previously held senior executive or similar positions requiring involvement in establishing compensation philosophies and policies.

The Remuneration Committee is responsible for developing and monitoring the Company’s approach to compensation.  This includes developing compensation programs aimed at attracting, retaining and building high calibre management and expertise and providing for the orderly succession of management.  The Remuneration Committee is also charged with periodically reviewing the compensation provided to Directors to ensure it adequately reflects the roles and responsibilities of the Board of Directors.  Due to the size and structure of the business of the Company, the Remuneration Committee carries out its duties in consultation with other members of the Board of Directors and individual executive officers, as appropriate.  In this respect, the Chief Executive Officer, and from time to time other members of senior management, are involved in providing input and guidance on specific compensation related issues.  The Remuneration Committee carries out its duties with a particular focus on the unique characteristics of the Company, including the nature of its business and the challenges, risks and opportunities particular to it.  In respect of the year ended December 31, 2011, these challenges included ensuring that the compensation program continued to meet its goals in light of the changes in the Company’s business, including the implementation of the Company’s announced plans to restructure the business.  This requires consideration of the impact of these circumstances and developments on the Company as a whole, as well as their professional and personal impact on individual executives.

As part of developing the Company’s overall compensation program, the Remuneration Committee is also responsible for setting and reviewing the compensation packages for the Company’s “Named Executive Officers” (each, an “NEO”)1.  The names of the NEOs, together with detailed quantitative information regarding compensation earned by each NEO for the year ended December 31, 2011, is set out in the “Summary Compensation Table” below.  The discussion below highlights the different elements of compensation comprising the compensation packages of the NEOs and should be read in conjunction with the Summary Compensation Table.

Objectives of Compensation Program

The nature, level and combination of elements of compensation made available to the NEOs is designed to attract, retain and motivate highly qualified executive officers, while promoting an alignment of interests between such executive officers and the Company’s shareholders.  The Company has engaged third party consultants in the past to aid in determining the appropriate level of base salary, and appropriate combination between salary and other elements of compensation.  While the information and recommendations provided by these past consulting engagements has historically been considered by the Remuneration Committee, the different elements and levels of compensation have ultimately been tailored having regard to circumstances unique to the Company.

For the year ended December 31, 2011, determinations relating to compensation were made based on past practice, subject to alterations determined necessary to reflect current circumstances and developments.

Elements of the Compensation Program

____________________________

1
Under Form 51-102F6, “NEO” or “named executive officer” is defined as the following individuals: (a) a CEO; (b) a CFO; (c) each of the three most highly compensated executive officers of the company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

As discussed in further detail below, the Company’s compensation program is comprised of the following elements: base salary, allowances, cash bonus, stock option awards, long-term incentive plan awards, participation in an employee share purchase plan, certain limited pension benefits and selective allowances.  While most of these elements are available to all NEOs, allowances and pension benefits are individually tailored and provided on a comparatively limited basis.  Moreover, no LTIP grants were made in the fiscal years 2010 and 2011. As well, while elements of compensation are subject to achievement of a mix of personal and corporate objectives, the Company’s compensation program is designed overall to reward superior individual and corporate performance.

The general policy relating to requisite individual and corporate objectives is set by the Remuneration Committee and is reviewed from time to time to ensure it is responsive to changes in individual NEO circumstances as well as the business of the Company as a whole, including general market conditions, and those specific to the market for the Company’s business.  Awards under the Company’s stock option plan are also guided by objectives specific to those programs.  Awards to individual NEOs are reviewed in light of the Remuneration Committee’s general policy and the specific elements of the stock option plan, as well as the objectives forming part of an NEO’s individual compensation program.  Stock option and LTIP awards are discussed further in context below.

Base Salary and Bonus:

Base salary is a key element of the Company’s compensation program.  The Company’s view is that a competitive base salary is crucial for retaining qualified executive officers.  The amount payable to an NEO is determined primarily based on each NEO’s level of responsibility, experience and role within the business.  For these reasons, base salary generally comprises the most significant component of NEO compensation.  In comparison, bonus payments, option and LTIP awards and allowances or perquisites have been generally limited.  Increases to base salary are made generally on an annual basis in consideration of individual and corporate performance following review by the Remuneration Committee.

Cash bonuses have historically formed part of the Company’s compensation program.  While in some cases, NEO bonuses are non-discretionary and mandated by contractual terms between the Company and the NEO, generally, most NEO bonuses are discretionary, performance-based, and have been guided by annual management bonus programs.  These programs have been designed to motivate excellence by connecting financial rewards with exceptional performance.  Payment levels have therefore been set based on achievement of personal and corporate objectives.  However, a level of discretion has been considered appropriate to afford the Remuneration Committee the flexibility to meet the Company’s compensation objectives.  Historically, this was achieved by the Remuneration Committee allocating a specified amount to the bonus pool.  This pool was then funded based on the Company’s development and performance over the relevant bonus period (typically, a fiscal year).  Payments to individual officers were then made based on the amount available in the bonus pool (which was generated in correlation to corporate performance) and personal performance.  Corporate objectives considered for these purposes have been based on overall profitability of the consolidated operations of the Company.  Personal performance measures have included personal and overall contributions to the business, determined at the discretion of the Remuneration Committee.  In respect of the year ended December 31, 2011, discretionary bonuses were paid to certain NEOs, as detailed in the Summary Compensation Table set forth below.

Stock Options:

Under the Company’s incentive stock option plan (the “Stock Option Plan”), options have a term of five years or less and are subject to earlier termination if the holder leaves the employ of the Company, unless the Remuneration Committee otherwise decides.  Options granted to NEOs typically vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant.  Vesting follows annually after the anniversary date of the original grant, and is accelerated in the event of a public takeover bid for the Company’s shares.  The Company awards options to NEOs in order to attract and retain high quality individuals to serve as officers and executives of the Company and to ensure alignment of the interests of officers and executives with those of shareholders of the Company.  Further details on the Stock Option Plan are set out below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

Historically option grants to NEOs have been determined at the discretion of the Remuneration Committee, having regard to the need to reward performance while limiting the dilutive impact on the Shares.  Such discretion was considered appropriate given the business of the Company, its size and structure, as well as the need to retain flexibility in light of changing circumstances.  While the Remuneration Committee considers option grants from a principled perspective, keeping in line with the objectives of the compensation program and relevant market trends, options grants may also be based, in part, on the specific circumstances of individuals, as well as outstanding options held by such individuals.  Grants were made to a number of NEOs in the year ending December 31, 2011, as detailed in the table below.

Name and Principal Position	Date of Grant	Number of Shares over which Options were granted	Strike Price (US$)
David Gavagan Former Chairman, Interim Chief Executive Officer and Director	N/A	NIL	N/A
Huw Spiers Former Group Head of Operations and Chief Financial Officer	January 7, 2011	50,000	1.45
Ian Price Vice President of Operations, former Group Head of Business Development	January 7, 2011	30,000	1.45
John Loughrey General Counsel and Company Secretary	January 7, 2011	10,000	1.45
Emma Tompkins Acting Head of Malta Operations	January 7, 2011	10,000	1.45

Long-Term Incentive Plan:

The long-term incentive plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005.  The LTIP is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders of the Company.  The LTIP provides performance-based incentives, payable in cash, Shares or a combination of both.  Any payments in Shares are made through acquisitions of those Shares by the Company in the secondary market, which avoids any dilutive effect to shareholders’ interests.  The LTIP provides for the granting of performance share units (“PSUs”) on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price, with vesting occurring over a 3 year period (generally referred to as a “performance cycle”).  In the LTIP’s inaugural year, 50% of the initial grant of PSUs was structured to vest at the end of year 2, and the remaining 50% at the end of year 3.  In subsequent years, grants are generally structured to vest 100% at the end of year 3.  Vesting may also be accelerated under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a participant’s death.  The Chief Executive Officer, each Vice President, each Director or Director-level executive, each other officer of the Company and certain consultants are eligible to participate in the LTIP, on a discretionary basis.  Non-employee members of the Board of Directors are not eligible participants.  Generally, PSUs granted under the LTIP are not transferable.  PSU grants and the financial and performance objectives required for PSUs to vest are subject to review and approval of the Remuneration Committee.

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance cycles.  The LTIP payout is generally based upon the product of three factors: (i) the number of PSUs awarded; (ii) the share price at the end of the performance cycle; and (iii) a “performance modifier” that is based upon cumulative earnings per share actually achieved by the Company during the performance cycle.  Generally, if cumulative targeted earnings per share are not satisfied, no payouts are made.  Grants were made under the LTIP from 2005 to 2007 with final maturity on December 31, 2009.  No amounts were earned in fiscal year 2009, the final year of maturity.  No PSUs have been granted since fiscal 2007.

Employee Share Purchase Plan:

In 2005, the Company established an Employee Share Purchase Plan (“ESPP”) to provide employees with an opportunity to purchase Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company.  Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.  Employees become eligible after six months of employment with the Company.  There are four (4) offering periods (each, an “Offering Period”) per year (once a quarter), as determined by the Board of Directors.  Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange.  Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period.  Employees can contribute up to 10% of their salary (excluding bonuses).  The Company will match 50% of the employee’s contribution, subject to a C$2,500 annual limit.  Shares purchased with Company match funds will have a 12 month hold period (from the date of purchase).

No Ordinary Shares were purchased as part of the ESPP in 2011.  As at December 31, 2011 there were 1,242 Shares held under the Employee Share Purchase Plan.

Allowances:

Certain limited allowances or personal benefits or perquisites are also made available to NEOs under the Company’s compensation program.  These include car allowances, which are generally available to all NEOs consistent with market practices in the industry.  In addition, allowances may be provided to reflect the unique circumstances of particular NEOs.

Comparator Group

The Company’s compensation program has historically been developed with reference to compensation offered by comparable publicly-traded, software companies.  While comparator group compensation levels were historically used as a point of reference, NEO compensation is highly individualized with regard to the opportunities and challenges unique to the Company’s business.  NEO compensation earned in respect of the year-ended December 31, 2011 was not set in direct reference to any comparator group or benchmark but was determined largely based on compensation levels paid in prior years.  As discussed above, for the most recently completed financial year, salary comprised the main component of compensation. In addition, discretionary bonuses were paid and stock options were granted to certain NEOs. No grants were made, however, under the LTIP.

Risks Associated with the Company’s Compensation Policies and Practices

Executive compensation consists of both fixed and variable components. The fixed (salary and allowances) component of compensation is designed to provide a steady income so executives do not feel pressured to focus exclusively on short term gains, or annual stock price performance which may be to the detriment of long term appreciation and other business metrics. The variable (bonuses, LTIP grants and stock option awards) component of compensation is designed to reward both individual performance and overall corporate performance. The variable components of compensation are sufficient to motivate executives to produce superior short and long term corporate results while the fixed element is also sufficient that executives are not encouraged to take unnecessary or excessive risks in doing so.

Purchase of Financial Instruments

The Company has not adopted a policy restricting its Named Executive Officers or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its Named Executive Officers or directors. To the best of management’s knowledge, none of the Named Executive Officers or directors has purchased such financial instruments.

Determining NEO Compensation

Generally speaking, and subject to as otherwise set forth below, the compensation payable to each NEO for the most recently completed financial year was determined based on previously paid compensation adjusted to reflect changing circumstances and current market conditions.  No NEO is involved in the decision-making process related to the setting of his own compensation.  The CEO of the Company makes recommendations to the Remuneration Committee regarding the compensation of all other NEOs.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Termination and Change of Control Benefits” there are certain circumstances that trigger or accelerate payments or the provision of other benefits to an NEO upon termination or a change of control relating to the Company.  Elements that may be subject to payment or acceleration based on termination or change of control include salary, LTIP awards and stock option awards as discussed in further detail below.

Performance Graph

The following graph compares the Company’s five year cumulative total shareholder return to the S&P/TSX Composite Total Return Index, assuming reinvestment of dividends and considering $100 investment on January 1, 2007.

The Company, its business and its industry have been subject to a great deal of volatility and uncertainly during the five years reflected in the performance graph.  The performance graph reflects, among other factors, the impact that regulatory changes and uncertainty, as well as changes in general economic conditions and the business of Company, have had on the price of the Shares.  At the same time, there has been a significant increase in the challenges facing the Company, which of course impacts the role, breadth and scope of duties of the NEOs.  As discussed above, compensation of NEOs is comprised of fixed and performance based compensation in the form of base salary, supplemented by bonuses, option grants, LTIP awards and allowances or perquisites as appropriate.  Base salary, being a fixed component of overall compensation, forms the most significant element of this mix and is paid to reflect factors such as competence, skill, experience and the role of the NEOs in respect of the business of the Company.  Base salary has remained relatively stable during the comparison period, taking into account cost of living and other adjustments, and further considering that the factors that are reflected in base salary are not diminished, but have taken on increased significance in the face of the escalating challenges the Company has faced and continues to face.  While these challenges may have a negative impact on market performance of the Company’s stock, the Remuneration Committee must also consider the impact of these challenges on retention and motivation.

Summary Compensation Table

The following table presents all compensation in respect of the NEOs for the financial years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary (1) ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
David Gavagan Former Chairman, Interim Chief Executive Officer and Director	2011 2010 2009	306,083 111,549 NIL	NIL NIL NIL	NIL NIL NIL	76,521 NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL 76,263 (3) 95,462	382,604 187,812 95,462
Huw Spiers Former Group Head of Operations and Chief Financial Officer	2011 2010 2009	239,997 98,139 NIL	NIL NIL NIL	35,774 25,294 NIL	102,955 37,144 NIL	NIL NIL NIL	24,000 9,336 NIL	13,356 (4) 6,078 (4) NIL	416,082 175,991 NIL
Ian Price Vice President of Operations, former Group Head of Business Development	2011 2010 2009	215,649 255,041 20,356	NIL NIL NIL	7,155 NIL 10,820	95,264 NIL NIL	NIL NIL NIL	32,075 29,368 2,570	11,226 (4) 10,820 (4) NIL	424,652 295,229 33,746
John Loughrey General Counsel and Company Secretary	2011 2010 2009	215,649 146,681 N/A	NIL NIL N/A	7,155 16,379 N/A	NIL NIL N/A	NIL NIL N/A	NIL NIL N/A	NIL NIL N/A	222,804 163,060 N/A
Emma Tompkins Acting Head of Malta Operations	2011 2010 2009	158,254 69,544 N/A	NIL NIL N/A	7,155 NIL N/A	38,260 NIL N/A	NIL NIL N/A	NIL NIL N/A	NIL NIL N/A	203,669 69,544 N/A
(1)
All amounts in this Table are expressed in US dollars.  Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this Table are calculated based on the average effective local currency to US dollar exchange rate for fiscal year in question 2011 euro 1 : US$ 1.323 (2010 euro 1 : US$ 1.390).

(2)	The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.3%	0.3%
Expected volatility	76%	73%
Expected life of options in years	3	3

(3)	This is the amount paid for being Chairman of the Board and a Director.
(4)	This amount consists of a car allowance.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2011 in respect of NEOs.

	Option-Based Awards				Share-Based Awards
Name	Number Of Securities Underlying Unexercised Options (#)	Option Exercise Price ($) (1)	Option Expiration Date	Value Of Unexercised In-The- Money Options ($)	Number Of Shares Or Units Of Shares That Have Not Vested (#)	Market Or Payout Value Of Share- Based Awards That Have Not Vested ($)	Market or payout value of vested share- based awards not paid our or distributed ($)
David Gavagan	NIL	N/A	N/A	N/A	NIL	NIL	NIL
Huw Spiers	45,000 50,000	1.18 1.45	September 9, 2015 January 7, 2016	99,550	NIL	NIL	NIL
Ian Price	10,000 30,000	C$3.30 1.45	December 7, 2014 January 7, 2016	27,600	NIL	NIL	NIL
John Loughrey	10,000 10,000	4.17 1.45	April 12, 2015 January 7, 2016	9,200	NIL	NIL	NIL
Emma Tompkins	10,000	1.45	January 7, 2016	9,200	NIL	NIL	NIL
(1)           All amounts in this Table are expressed in US dollars unless otherwise indicated.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards - Value Vested During The Year (1)	Share-Based Awards - Value Vested During The Year	Non-Equity Incentive Plan Compensation - Value Earned During The Year
David Gavagan	NIL	NIL	NIL
Huw Spiers	13,388	NIL	102,955
Ian Price	NIL	NIL	95,264
John Loughrey	NIL	NIL	NIL
Emma Tompkins	NIL	NIL	38,260
(1)           All amounts in this Table are expressed in US dollars.

Pension Plan Benefits

The Company provides pension benefits to certain NEOs: Mr. Spiers in respect of whom the Company was contractually obligated to contribute $24,000 in 2011 and Mr. Price, in respect of whom the Company was contractually obligated to contribute $32,075 in 2011 to a pension plan.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to NEOs.

David Gavagan – Former President and Chief Executive Officer

David Gavagan resigned as President and Chief Executive Officer in April 2012. Under the terms of an agreement entered into with Mr. Gavagan, he agreed to certain non-compete and non-solicitation obligations.

Huw Spiers – Former Group Head of Operations and Chief Financial Officer

Huw Spiers resigned as Group Head of Operations and Chief Financial Officer in April 2012. Under the terms of an agreement entered into with Mr. Spiers at the time of resignation, Mr. Spiers received payment of $308,464. Mr. Spiers also agreed to certain non-compete and non-solicitation obligations.

Ian Price – Former Group Head of Business Development

The Company and Mr. Price entered into an employment agreement dated December 6, 2009.  Pursuant to Mr. Price’s employment agreement he is entitled to receive a fixed base salary, a bonus, a car allowance, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below.

Termination by the Company Other Than For Cause

The Company may terminate Mr. Price’s employment by giving a minimum of nine months’ written notice.  The Company may elect to pay Mr. Price in lieu of his period of notice.

Voluntary Termination by Mr. Price

Mr. Price must provide the Company with a minimum of nine months’ written notice should he wish to voluntarily terminate his employment with the Company.

John Loughrey – General Counsel and Company Secretary

The Company and Mr. Loughrey entered into an employment agreement dated April 12, 2010.  Pursuant to Mr. Loughrey’s employment agreement he is entitled to receive a fixed base salary, a discretionary bonus, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below.

Termination by the Company Other Than For Cause

The Company may terminate Mr. Loughrey’s employment by giving a minimum of nine months’ written notice.  The Company may elect to pay Mr. Loughrey in lieu of his period of notice.

Voluntary Termination by Mr. Loughrey

Mr. Loughrey must provide the Company with the statutory minimum of one week’s written notice should he wish to voluntarily terminate his employment with the Company.

Emma Tompkins – Acting Head of Malta Operations

The Company and Ms. Tompkins entered into an employment agreement dated March 11, 2010.  Pursuant to Ms. Tompkins’s employment agreement she is entitled to receive a fixed base salary, and a discretionary bonus.  Any incremental payments that would be triggered under various termination circumstances are summarized below.

Termination by the Company Other Than For Cause

The Company may terminate Ms. Tompkins’s employment by giving a minimum of three months’ written notice.  The Company may elect to pay Ms. Tompkins in lieu of her period of notice.  In the event that Ms. Tompkins is given notice of termination of employment on or before June 30, 2012, she will be entitled, in addition, to a lump sum payment equal to three months’ base salary.

Voluntary Termination by Ms. Tompkins

Ms. Tompkins must provide the Company with a minimum of six weeks’ written notice should she wish to voluntarily terminate her employment with the Company.

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2011:

Name(1)	Fees Earned(2) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Thomas Byrne	61,217	NIL	NIL	NIL	NIL	NIL	61,217
James Wallace(3)	61,217	NIL	NIL	NIL	NIL	NIL	61,217
Simon Creedy- Smith(4)	31,079	NIL	NIL	NIL	NIL	NIL	31,079
David Gadhia(5)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
David Baazov(5)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
(1)           Director compensation for David Gavagan is provided in the Summary Compensation Table.
(2)           All amounts are in US dollars.
(3)           James Wallace resigned as director on April 2, 2012.
(4)           Simon Creedy-Smith was appointed on June 29, 2011 and resigned on April 2, 2012.
(5)           Was appointed as a Director on April 2, 2012.

Narrative Discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as Board Chairman or committee chairs.  For the most recently completed financial year, director fees were set at €40,000 per annum ($55,612 per annum, based on the average effective euro to US dollar exchange rate for fiscal year 2011), with an additional €4,000 ($5,565, based on the average effective euro to US dollar exchange rate for fiscal year 2011) payable in connection with serving as a committee chair.

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based or option-based awards outstanding as at December 31, 2011 in respect of the directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at December 31, 2011 with respect to Shares authorized for issuance under the Stock Option Plan.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved By Shareholders
Stock Option Plan C$ Stock Option Plan US$	39,250 320,000	C$16.45 US$1.48	- 1,120,962
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A

Stock Option Plan

The principal features of the Stock Option Plan are as follows:

▪
The Stock Option Plan authorizes the issuance of 3,900,000 options, of which 1,120,962 options are available for issuance under the Stock Option Plan. Options have a term of five years or less and will be subject to earlier termination in certain circumstances.  An option will only become exercisable after the following vesting periods:

▪	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that; and

▪
unless otherwise permitted by the Remuneration Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant.  Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.

▪
Any option granted under the Option Plan, to the extent that such option has not been validly exercised, will terminate on the earlier of the following dates: (i) the date of expiration specified in the option agreement; (ii) 30 days after the date of the termination or expiration of the optionee’s employment, directorship or service agreement other than by cause and other than by retirement, permanent disability or death; (iii) six (6) months after the date of the optionee’s death; and (iv) three (3) months after termination of the optionee’s employment by permanent disability or retirement under any retirement plan of the Company.

▪	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Shares of the Company.

▪
The exercise price is fixed by the directors but is not less than the market value of the Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

▪	Stock options are not assignable by the holder.

▪	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the Stock Option Plan.

▪	The Stock Option Plan is administered by the Board of Directors on the advice of the Remuneration Committee.

▪	The CEO has the authority to issue up to 5,000 stock options to any employees not reporting directly to the CEO.

▪	Amendments to the Stock Option Plan require the approval of the directors and those shareholders not otherwise eligible to receive a benefit under the plan.

AUDIT COMMITTEE

The Audit Committee has a charter.  A copy of the Audit Committee charter is attached as Appendix “A” hereto.

Composition of the Audit Committee

The members of the Audit Committee are currently Thomas Byrne and Divyesh Gadhia.  The current members are “independent” under National Instrument 52-110 – Audit Committees (“NI 52-110”).  The current members are considered to be “financially literate”.  A member is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company’s financial statements.  A member of the committee is independent if the member has no direct or indirect relationship with the Company which could in view of the Board of Directors be reasonably expected to interfere with the exercise of the member’s independent judgment.

Relevant Education and Experience

Mr. Byrne is a Chartered Accountant and was a partner of a global accounting firm before joining Davy Stockbrokers, Ireland’s largest brokerage house, in 1987.  He was Head of Corporate Finance at Davy Stockbrokers until he set up his own corporate advisory company, Abaris Corporate Advisors Limited, in 2001, and as such has extensive experience with public company reporting and accounting issues.  In addition to serving on the boards of SWIP 11 PLC., the Irish Takeover Panel, and the Institute of Directors in Ireland, he is also a non-executive director of a number of Irish private companies.  He is Chairman of the Company’s Audit Committee.

Mr. Gadhia is a Chartered Accountant. He is the former CEO and Executive Vice Chairman of Gateway Casinos & Entertainment Limited (“Gateway Casinos”), responsible for strategic initiatives, regulatory matters and government relations of Gateway Casinos. Mr. Gadhia was with Gateway Casinos since its inception in 1992 until 2010. He has served as a director of a number of other private and public companies, as well as charities. Mr. Gadhia has been awarded the Canadian Gaming News’ Outstanding Achievement Award and the Business in Vancouver’s Top 40 Under 40 Award. He was a director of the Canadian Gaming Association. Mr. Gadhia is the current Chairman of Spud.ca and the President of Atiga Investments Inc.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s recently completed financial year did the Company rely on exemptions in NI 52-110 (2.4), (3.2), (3.3(2)), (3.4), (3.5), (3.6), (3.8) or Part 8, as the Company is an “SEC foreign issuer” as such term is defined in NI-52-110 and NI 71-102 and is subject to NASDAQ’s continued listing requirements.  Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon the resignation of Mr. Wallace and Mr. Creedy-Smith on April 2, 2012, the Company no longer had three independent directors.  The Company reported to NASDAQ on April 23, 2012, that the audit committee comprised only 1 member.  On April 30, 2012, the Company received a NASDAQ Staff Deficiency Letter that the Company no longer complies with NASDAQ's audit committee requirements that the audit committee be composed of at least three independent directors.  The Company has 45 calendar days from the date of the NASDAQ Staff Deficiency Letter to submit a plan to regain compliance.  If the plan is accepted, NASDAQ can grant an extension of up to 180 days from the date of the NASDAQ Staff Deficiency Letter for the Company to demonstrate compliance.  The NASDAQ Staff Deficiency Letter has no immediate impact on the Company’s listing on NASDAQ.  The Company is reviewing its options with respect to regaining compliance.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not accepted by the Board of Directors.

 Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee Charter sections 3(2)(f) and (g) require the Audit Committee to review all non-audit engagements of the auditor, and these reviews are individually considered on a case by case basis.

External Auditor Service Fees

Fees billed for audit and non-audit services by Grant Thornton in the fiscal years ended December 31, 2011 and 2010 are outlined in the following table (in thousands of U.S. dollars):

	2011	2010
Audit Fees	$622	$825
Tax Fees	$78	$183
Total	$700	$1,008

Audit Fees

Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with U.S., Canadian and U.K. securities regulatory authorities as well as advisory services related to Sarbanes-Oxley.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning.  These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to the Company’s reorganization to Ireland, federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e., income tax, VAT, GST and excise taxes).

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current directors or officers of the Company is indebted to CryptoLogic.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, no material transaction involving the Company or any of its subsidiaries has been entered into since the beginning of the Company’s most recently completed financial year, or are proposed to be entered into, in which any director or executive officer of the Company, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Shares or any director or executive officer of such persons or of any subsidiary of the Company or any proposed director of the Company and each of their associates or affiliates has had or expects to have a direct or indirect material interest.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories in Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices (“Guidelines”), which are not prescriptive, but are encouraged in the formulation of corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders, and believes that its practices are closely aligned to the Guidelines.  This section sets out the Company’s approach to corporate governance and provides the disclosure requested by Form NI 58-101F1.

Board of Directors

Directors are defined under NI 58-101 as independent if they have no direct or indirect relationship with the Company which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.  As well, MI 52-110 provides a list of circumstances that deem a director not to be independent if that person or his family receives any compensation directly or indirectly other than as acting as a director.

The independent members of the Board of Directors of the Company are Thomas Byrne, Divyesh Gadhia, James Wallace, until April 2, 2012 and Simon Creedy-Smith, until April 2, 2012.  The non-independent members of the Board of Directors are David Baazov, Chief Executive Officer, and David Gavagan, Former Interim Chief Executive Officer, until April 2, 2012. Half of the members of the Board of Directors are independent.

The Board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas.  As well, Management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent directors do not hold regularly scheduled formal meetings at which non-independent directors and members of management are not in attendance, but they do hold frequent informal discussion without the presence of non-independent directors or members of management.

Although David Baazov, the current Chairman of the Board of Directors, and David Gavagan, the former Chairman of the Board of Directors, do not qualify as independent directors, the Board of Directors had designated James Wallace as the lead independent director.

Mr. Baazov and Mr. Gadhia are currently directors of Amaya Gaming Group Inc., a TSX Venture Exchange issuer.

The attendance record of each director for all Board meetings held since January 1, 2011 is contained in the section below titled “Meetings of the Board of Directors”.

Meetings of the Board of Directors

The attendance record at Board and committee meetings for each member of the Board from January 1, 2011 to May 25, 2012 are set out below:

Director	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nominating Committee Meetings	Corporate Governance And Compliance Committee Meetings
Thomas Byrne	14/14 (100%)	7/7 (100%)	7/7 (100%)	6/6 (100%)	6/6 (100%)
James Wallace	13/13 (100%)	6/6 (100%)	5/6 (83%)	3/4 (75%)	4/5 (80%)
David Gavagan	14/14 (100%)	N/A	1/1 (100%)	1/1 (100%)	6/6 (100%)
Simon Creedy-Smith	9/9 (100%)	4/4 (100%)	4/4 (100%)	3/3 (100%)	3/3 (100%)
David Baazov	1/1 (100%)	N/A	N/A	N/A	N/A
Divyesh Gadhia	1/1 (100%)	1/1 (100%)	1/1 (100%)	1/1 (100%)	1/1 (100%)

Board Mandate

The following is the text of the Board’s written mandate to manage, or supervise the management of, the business and affairs of the Company.  To discharge this obligation, the Directors assume responsibility in the following areas:

Corporate Disclosure

▪	Monitoring continuous and timely disclosure, financial reporting and all related communications.

▪	Receiving and reviewing the reports of the Audit Committee on financial disclosure.

▪	Establishing a communications policy for the Company, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.

Material Transactions

▪	Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior Board approval.

Risk Assessment

▪	Identify the principal risks of the Company’s businesses and ensure that appropriate systems are in place to manage these risks.

Integrity

▪	Ensure the integrity of the Company’s internal control and management information systems.

▪	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Company’s own governing documents.

Strategic Planning Process

▪	Provide input to management on emerging trends and issues.

▪	Review and approve management’s strategic plans.

▪	Review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

▪	Take into account the opportunities and risks of the business.

Monitoring Tactical Progress

▪	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Senior Level Staffing

▪	Select, monitor and evaluate the performance of the Chief Executive Officer and other senior executives, and plan for Management succession.

Monitoring Directors’ Effectiveness

▪
Assess its own effectiveness in fulfilling the above and Boards’ responsibilities, including monitoring the effectiveness of individual Directors, based on a review and recommendations of the Compliance and Governance Committee.

Position Descriptions

The Board has developed a written mandate for the Board (see Board Mandate above), a position description for the Chief Executive Officer and outlined limits to his responsibilities.  It has also adopted a statement of corporate objectives in consultation with the Chief Executive Officer.

The Board has developed a written mandate for the Chairman that consists of four principle components as follows:

Providing Leadership to Enhance Directors Effectiveness

The Chairman is explicitly accountable for ensuring that the Directors carry out their responsibilities effectively.  This involves:

▪
ensuring that the responsibilities of the Directors are well understood by both the Directors and management, and that the boundaries between Directors and management responsibilities are clearly understood and respected; the Chairman needs to ensure that the Directors do their job and do not try to do management’s job;

▪	ensuring that the Directors work as a cohesive team and providing the leadership essential to achieve this;

▪	ensuring that the resources available to the Directors (in particular timely and relevant information) are adequate to support their work;

▪	ensuring that a process is in place by which the effectiveness of the Board of Directors and their committees is assessed on a regular basis; and

▪	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and its committees is assessed on a regular basis.

Managing the Board

The Chairman is responsible for:

▪	adopting procedures to ensure that the Directors can conduct their work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

▪	ensuring that where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board. Examples of such functions could include:

▪	assessing the performance of the CEO;

▪	ensuring that appropriate human resource management practices (including succession planning, development and compensation plans) are in place for senior management;

▪	ensuring that succession planning for the board is carried out;

▪	ensuring an adequate orientation and training program for new Board members;

▪	at the conclusion of each Board of Directors’ meeting, the Chairman may chair a meeting of non-management Directors at which any concerns may be freely expressed; and

▪	once potential Board or management candidates are identified, approaching potential candidates (with or without the CEO) to explore their interest in joining the Board.

Acting as Liaison Between Directors and Management

The Chairman must work to ensure that relationships between the Directors and management are conducted in a professional and constructive manner This involves working closely with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

Representing the Company to External Groups

Working with the CEO and the CFO, the Chairman could represent the Company to external groups such as shareholders and other stakeholders including local community groups and governments.

At present, the Company does not have a mandate for the Chairman of the Committees, just the Committees themselves.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s business, technology and industry and on the responsibilities of directors, including provision of extensive written materials and individual reviews on the affairs of the Company.

Board meetings include presentations by the Company’s Management and employees to give the Directors additional insight into the Company’s business, and informal meetings are arranged to permit the Board the occasion for unstructured discussion of the Company’s position in the industry and strategic options it may consider.

The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations, as necessary, by, among other things, engaging consultants that are independent of the Company, to advise on matters pertaining to corporate finance, technology and executive compensation.  In addition, the Board is advised regularly by its outside Irish, Canadian, US, UK, Malta, Cyprus and Guernsey counsel on matters pertaining to compliance with applicable laws, as well as its outside auditors on matters pertaining to, among other things, financial controls.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company.

The Company has adopted a written Code of Business Conduct and Ethics (“Code”) respecting ethical business conduct.  A copy of the Code is available without charge upon request by contacting CryptoLogic’s Investor Relations Department by mail at our office located at 3rd Floor, Marine House Clanwilliam Place, Dublin 2 Ireland, by telephone at +353(0) 12340400, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

The Board monitors compliance by making enquiries and receiving reports from the Chief Executive Officer and the Chairman of any event reported to them under the policy, and copies of any reports involving departure from the Code are copied to the Audit Committee.

No material change report filed by the Company has pertained to any departure from the Code.

In considering transactions and agreements in respect of which a director or senior officer has an interest, a disclosure of that interest is tabled in writing and the interested party is absented from the discussion of the matter in question.

The Code is reviewed periodically by the directors and amendments have occurred on two occasions in the past.

In order to promote a culture of ethical business conduct, the Board has directed Management to disseminate the Code to employees of the Company and to set expectations regarding compliance as a condition of continuing employment.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders of the Company, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience and assure a majority of directors are independent.

The Board has a Nominating Committee consisting of one member, which is independent.   The Directors review the skills of the prospective directors and identify any deficiencies and direct interviewing of suitable candidates.  In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with directors individually and as a group to discuss the Company’s business and regulatory activities.  The Directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board as a whole.

Compensation

The Board has a Remuneration Committee composed entirely of independent directors.  The Remuneration Committee has a charter that mandates it to recommend human resource and compensation policies.  It is also mandated to review the performance of the Chief Executive Officer and set the salary, bonus and other benefits of the Chairman and Chief Executive Officer.

Other Board Committees

In addition to the Audit, Remuneration and Nominating Committees, the Board has a Corporate Governance and Compliance Committee that reviews the Company’s corporate governance (committees, mandates and composition) and reviews them annually to ensure: (i) adherence to best practices based on evolving industry standards; and (ii) to ensure legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, both prescribed by statute, regulation and as it evolves in common law.

The Corporate Governance and Compliance Committee also reviews the Company’s compliance practice relating to the license and certification of its subsidiary gaming software to the Internet gaming industry overseas, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect the Company’s business around the world.

Assessments

The Directors and its committees are regularly assessed as a group and individually in meetings and among individual directors and the Chairman, as situations require.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  A comprehensive description of the Company and its business as well as a summary of the risk factors applicable to the Company are set out in the Company’s Form 20-F for the financial year ended December 31, 2011.  The Company’s annual consolidated financial statements, together with the accompanying report of the auditor, Management’s Discussion and Analysis for the year ended December 31, 2011, and any of the Company’s interim consolidated financial statements and this Management Information Circular are available without charge to anyone, upon request by contacting CryptoLogic’s Investor Relations Department by mail at our office located at 3rd Floor, Marine House Clanwilliam Place, Dublin 2 Ireland, by telephone at +353(0) 12340400 or by e-mail at investor.relations@cryptologic.com, and have been filed and are available on SEDAR at  www.sedar.com.

AUDITORS, REGISTRARS AND TRANSFER AGENTS

Grant Thornton Ireland, of Dublin, Ireland is the Company’s auditor and was first appointed to this position on October 17, 2008.

Equity Financial Trust Company of Toronto, Ontario, Canada is the Company’s transfer agent and registrar in Canada.

Capita Registrars (Guernsey) Limited of St. Peter Port, Guernsey is the Company’s transfer agent and registrar in Guernsey.

Continental Stock Transfer & Trust Company of New York, New York, U.S.A. is the Company’s transfer agent and registrar in the U.S.A.

DIRECTORS’ APPROVAL

The Board of Directors of the Company have approved the contents and sending of this Management Information Circular, and it has been sent to the Company’s directors, shareholders and auditors.

DATED at Dublin, Ireland, as of the 28th day of May, 2012.

By the order of the Board of Directors

(Signed)

David Baazov
Chairman and Chief Executive Officer

APPENDIX "A"

CRYPTOLOGIC LIMITED
(the “Company”)

AUDIT COMMITTEE
TERMS OF REFERENCE

1.	PURPOSE

1.1
The overall purpose of the Audit Committee (the “Committee”) of the Company is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

2.1
The Committee shall consist of at least three members of the board of directors of the Company (the Board”), each of whom shall be, in the determination of the Board, “independent” as that term is defined by National Instrument 52-110, as amended from time to time.  The current definition of “independent” is as set out in the Appendix to these terms of reference.

2.2
Each member of the Committee shall be, in the determination of the Board, financially literate.  For the purposes of these terms of reference, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.3
The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.  Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.4
Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number.  The chair shall be an “independent” director and shall not have a second, or casting, vote.

2.5
The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and its legal counsel, and to such information respecting the Company as it considers to be necessary or advisable in order to perform its duties.

2.6	Notice of every meeting shall be given to the external auditors, who shall, at the expense of the Company, be entitled to attend and to be heard thereat.

2.7	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet on a regular basis, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditors or any member of the Committee may call a meeting of the Committee;

(c)
any director of the Company may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee.

(d)	the external auditors and management employees shall, when required by the Committee, attend any meeting of the Committee; and

(e)	the Committee may require any attendee at a meeting who is not an “unrelated” director to excuse himself from any meeting.

2.8
The external auditors may communicate directly with the chair of the Committee and may meet separately with the Committee.  The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee through the chair any matter involving questionable, illegal or improper practices or transactions, with open access to the Committee through appropriate channels that ensure the employee’s confidentiality and job security, as appropriate.

2.9
Compensation to members of the Committee shall be limited to director’s fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Company (other than as members of the Board and Board committee members).

2.10
The Committee as a whole or any individual member of the Committee is authorized, at the Company’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties.

3.	DUTIES

3.1	The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

(c)	oversee the co-ordination of the activities of the external auditors;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)
monitor the credibility and objectivity of the Company’s financial reports and satisfy itself that adequate procedures are in place for the review of Company information extracted from the financial statements;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties;

(g)	establish procedures for the receipt and retention of complaints received by the Company regarding accounting, audit, and control matters;

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management; and

(i)	review and approve the hiring policies regarding employees or former employees of the external auditor.

3.2	The duties of the Committee as they relate to the external auditors shall be to:

(a)
make recommendations for the appointment of external auditors, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged to provide audit services;

(b)
review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 (“NI 51-102”), and the planned steps for an orderly transition;

(c)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

(d)	review the engagement letters of the external auditors, both for audit and non-audit services and recommend to the Board their compensation;

(e)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditors;

(f)	review the nature of and fees for any non-audit services performed for the Company by the external auditors and with outside legal advice confirm that the nature and extent of such services does not contravene the requirements of applicable legislation that require the firm’s independence be maintained in carrying out the audit function; and

(g)	pre-approve all non-audit services to be provided to the Company or its affiliates by the external auditor.

3.3	The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)
review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Company’s financial and auditing personnel;

(g)
review the co-operation received by the external auditor from the Company’s personnel during the audit, any problems encountered by the external auditors and any restrictions on the external auditor’s work and resolve disagreements between management and the external auditor regarding financial reporting;

(h)	review the internal resources used;

(i)
review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditors, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)
review the appointments of the Chief Financial Officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)
review and recommend to the Board, the Company’s annual audited financial statements and those of its subsidiaries in conjunction with the report of the external auditors thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(l)
review and recommend to the Board, the Company’s interim unaudited financial statements, MD&A and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)
establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters; and

(n)	review the terms of reference for an internal auditor or internal audit function.

3.4	The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)
review changes to accounting principles of the Canadian Institute of Chartered Accountants and their US and UK counterparts which would have a significant impact on the Company’s financial reporting as reported to the Committee by management and the external auditors;

(b)	review the appropriateness of the accounting policies used in the preparation of the Company’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities or accruals as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements and establish guidelines for re-statement;

(f)
review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all press releases, prospectuses, annual reports to shareholders, annual information forms and management’s discussion and analysis; and

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies.

3.5	The other duties of the Committee shall include:

(a)	reviewing any inquires, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for employees or former employees of the Company’s external auditors;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Company’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditors as to any activities that may be or may appear to be illegal or unethical;

(g)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(h)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(i)	the review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(j)	any other questions or matters referred to it by the Board.

Appendix

Definition of “independent”
(National Instrument 52-110)

1.4	Meaning of Independence – (1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)
For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with the issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer 's internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)
an individual who, or whose immediate family member is, or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)
For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)
the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional Independence Requirements – (1) Despite any determination made under section 1.4, an individual who

(a)
accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)
For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.